Annual Shareholder Meeting Results:

Corporate Income held its annual meeting of shareholders on April 14, 2011.

Corporate Income:

Common/Preferred shareholders voted as indicated below:		Withhled
         					Affirmative     Authority

Election of Bradford K. Gallagher
Class III to serve until 2014 			32,772,062 	484,344
Election of Alan Rappaport
Class I to serve until 2012 			32,797,890 	458,516
Re-election of John C. Maney+
Class III to serve until 2014 			32,693,290 	563,116

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A.Jacobson*, Hans W. Kertess* and Willaim B. Ogden, IV, continued to serve as Trustees.
__________________
* Preferred Shares Trustee
+ Interested Trustee